July 11, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	John Coleman
Craig Arakawa

Re:	Nevada Canyon Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 27, 2023
File No. 000-55600

Gentlemen:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on July 7, 2023, relating to the Company’s Amended Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022, File No. 000-55600, filed with the Commission on June 14, 2023 (the “Amended Annual Report”). The numbered paragraph below correspond to the numbered paragraph in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K/A for the Fiscal Year Ended December 31, 2022

Item 1. Description of Business, Page 1, page 1

1. We note your response to comment 3. Additionally, we note the resource disclosure in your amended filing for the Palmetto Project that was not prepared in accordance with Item 1300 of Regulation S-K. Please revise subsequent filings to remove the Palmetto Project mineral resource.

RESPONSE: The Company will revise the Palmetto Project resource disclosure in subsequent filings and remove any mineral resource disclosure that is not prepared in accordance with Item 1300 of Regulation S-K.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by email at jeff@westisleventures.com or by phone at 778-839-2909.

Sincerely,

/s/Jeffrey Cocks
Jeffrey Cocks
Chief Financial Officer
Nevada Canyon Gold Corp.

2